Michael J. Woodall
Chief of Operations	One Post Office Square
Putnam Investor	Boston, MA 02109
Services

July 2018

Dear Putnam Shareholder:

We recently mailed you proxy materials seeking your vote on proposals related to your investment in Putnam Capital Opportunities Fund. Our records show that we have not yet received your vote. Please take a moment to vote on this important matter.

There are three ways to quickly and easily cast your vote:

Please refer to your proxy card for specific instructions on how to vote. Call 1-833-814-9453 with any questions regarding the proposals.

Thank you for your assistance in this matter. Your prompt vote will reduce the need for additional mailings.

Sincerely,

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any surviving fund. For information regarding a surviving fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The relevant telephone number and website are 833-814-9453 and https://www.putnam.com/static/pdf/email/Cap-Opps-proxy-statement.pdf. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses, and risk considerations. The prospectus/ proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

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